August 28, 2020

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julia Griffith

Re:	SB Financial Group, Inc.
Registration Statement on Form S-3
File No. 333-248406

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SB Financial Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-248406) to September 1, 2020, at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

If you have any questions, please contact Jeremy D. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2181, and fax (614) 227-2100.

Sincerely,

SB Financial Group, Inc.

/s/ Anthony V. Cosentino

Executive Vice President and Chief Financial Officer